THE O'NEAL LAW FIRM, P.C.
                            14835 East Shea Boulevard
                               Suite 103, PMB 494
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (888) 353-8842 (Fax)


                                February 25, 2008

Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attention: Ms. Amanda McManus
           Branch Chief - Legal

Re: Freight Management Corp.
    Registration Statement on Form S-1/ Second Amendment
    File No. 333-148920

Dear Ms. McManus:

We are writing in response to your phone call on February 25, 2008, in connection with the above-referenced filing.

1)   We have changed the cover page to reflect my new fax number

Please do not hesitate to contact us if you have any further questions.

Very truly yours,


/s/ William D. O'Neal
----------------------------